Filed Pursuant to Rule 424(b)(3)

Registration No. 333-278601

PROSPECTUS SUPPLEMENT

(to Prospectus dated April 10, 2024)

Unusual Machines, Inc.

940,719 Shares of Common Stock

This Prospectus Supplement supplements the Prospectus dated April 19, 2024 (the “Prospectus”), which forms a part of the Registration Statement on Form S-1 (File No. 333-278601) (the “Registration Statement”) filed by Unusual Machines, Inc. (“Unusual Machines” or the “Company”) with the Securities and Exchange Commission (“SEC”).

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained herein. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

See the section entitled “Risk Factors” beginning on page 6 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 23, 2024

I.	Nevada Reincorporation

On April 19, 2024, the Company entered into an Agreement and Plan of Merger with its wholly owned subsidiary, Unusual Machines, Inc., a Nevada corporation (“UMAC Nevada”), pursuant to which the Company agreed to merge with and into UMAC Nevada with UMAC Nevada continuing as the surviving corporation in the merger. The merger was consummated on April 22, 2024. As a result, the Company reincorporated from Puerto Rico to Nevada (the “Reincorporation”). Any mention of the Company being a Puerto Rico corporation should be replaced with reference to the Company being a Nevada corporation. As a result of the Reincorporation, the “Description of our Securities” beginning on page 67 of the Prospectus is hereby deleted and replaced in its entirety with the following:

DESCRIPTION OF OUR SECURITIES

Our shares of common stock are listed on the New York Stock Exchange American (“NYSE American”) under the trading symbol “UMAC”.

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of “blank check” preferred stock, par value $0.01 per share.

The following description summarizes the material terms of our securities, which does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation, and the Certificate of Designation setting forth the terms of our Series B preferred stock (the “Series B”), and to the applicable provisions of Nevada law, including the Nevada Revised Statutes.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of outstanding common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to any voting rights of any preferred. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors (the “Board”) out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. Our common stock has no redemption or sinking fund provisions. The rights, preferences and privileges of the holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that the Board may designate and issue in the future. All outstanding shares of common stock are fully paid and non-assessable.

“Blank Check” Preferred Stock

Pursuant to our Articles of Incorporation, our Board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, in one or more series. Our Articles of Incorporation provide that our Board has the authority, without further action by the shareholders, to designate and issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Preferred stock may be designated and issued without authorization of shareholders unless such authorization is required by applicable law, the rules of the principal market or other securities exchange on which our stock is then listed or admitted to trading.

Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.

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Series B Convertible Preferred Stock

We have designated 1,000 shares of Series B. Each share of Series B is convertible into 5,000 shares of our common stock at the election of the holder, subject to a 4.99% beneficial ownership limitation which may be increased to up to 9.99% upon 61 days’ written notice from the holder. The Series B is non-voting and has no other special rights other than the conversion feature. As of the date of this Prospectus Supplement, there are 70 shares of Series B outstanding.

Anti-Takeover Effects of Provisions of our Articles of Incorporation Bylaws

Certain provisions in our Articles of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.

Our Bylaws provide that stockholders seeking to nominate a person to the board of directors at an annual meeting must deliver detailed notice to us no earlier than the 120th calendar day, nor later than the 90th calendar day, prior to the anniversary date of the immediately preceding annual meeting, or if the current year’s meeting is called for a date that is not within 30 days of the anniversary of the previous year’s annual meeting, such notice must be received no later than 10 calendar days following the day on which public announcement of the date of the annual meeting is first made. Our Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from making nominations for directors at an annual meeting of stockholders.

Special Meeting Limitations

Under our Bylaws, special meetings of the stockholders may be called only by may be called only by the Chief Executive Officer, the Chairman of the Board of Directors, or the Chief Operating Officer of the Company, and shall be called by the Chief Executive Officer, or the Secretary of the Company upon a written request signed by a majority of members of the Board of Directors.

Jurisdiction and Venue

Section 7(a) of our Articles of Incorporation provides that lawsuits involving the Company and its internal affairs, including derivative actions brought on behalf of the Company by its stockholders under the laws of the State of Nevada and provides that resulting proceedings be heard exclusively in state courts in Nevada. Similarly, Section 7(b) of our Articles of Incorporation provide the United States federal courts with exclusive jurisdiction over claims brought under the Securities Act. The effect of this provision is that an action under the Securities Act with respect to the Company may only be brought in the federal courts, whereas absent such provision the federal and commonwealth or state courts would otherwise have concurrent jurisdiction over such a matter. Further, Section 7(c) provides for the United States District Court for the District of Nevada as the exclusive venue for any cause of action under either the Securities Act or the Securities Exchange Act of 1934, meaning such federal court is the only court in which such a case may be brought and heard.

These provisions, together with provisions of the Nevada Revised Statutes, could have the effect of delaying, deferring or preventing an attempted takeover or change of control of the Company, or making such an attempt more difficult. Additionally, in most jurisdictions it remains unclear how a court would interpret and whether it would enforce some of these provisions, resulting in added uncertainty. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and that there is uncertainty as to whether a state or federal court would enforce these charter provisions.

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Transfer Agent, Registrar

The transfer agent and registrar for our common stock is Equity Stock Transfer LLC whose address is 237 West 37th Street, Suite 602, New York, NY 10018, and whose telephone number is (212) 575-5757.

2022 Equity Incentive Plan

The Company’s 2022 Equity Incentive Plan, which became effective in November 2022. The 2022 Plan has 1,461,876 shares of common stock authorized for issuance.

The 2022 Equity Incentive Plan contains an “evergreen” provision, pursuant to which the number of shares of common stock reserved for issuance pursuant to awards under such plan shall be increased on the first day of each year beginning January 1, 2025 and ending January 1, 2032 equal to the lesser of (a) five percent (5%) of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (b) such smaller number of shares of stock as determined by our Board.

II.	Change in Certifying Accountant

On April 12, 2024, the Audit Committee of our Board approved the dismissal of BF Borgers CPA PC, which was then serving as the independent registered public accounting firm of the Company, effective immediately. Concurrently, following approval by the Audit Committee of our Board, the Company appointed Salberg & Company, P.A. as the new independent registered public accounting firm of the Company.

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